February 22, 2018

Dear Starbucks shareholder,

We are writing to urge you to VOTE “FOR” PROPOSAL #7 on the Starbucks 2018 proxy card, which asks the company to disclose workforce diversity metrics as well as diversity programs and policies. The shareholder proposal makes the following request:

Shareholders request that Starbucks prepare an annual diversity report, at a reasonable cost and omitting confidential information, available to investors including:
1.	A chart identifying employees according to gender and race in major EEOC-defined job categories, listing numbers or percentages in each category;
2.	A description of policies/programs focused on increasing gender and racial diversity in the workplace.

The Employment Information Report EEO-1, or EEO-1 Report, is an annual workforce data survey companies are required to file with the Equal Employment Opportunity Commission (EEOC). The report asks employers to report employment data categorized by race/ethnicity, gender and job category.1 The chart provides ten pre-defined job categories and six race/ethnic categories.

This issue is of importance to shareholders because research has found that diversity can impact the bottom line2. We are concerned Starbucks may not be pursuing diversity to the fullest extent. Without comprehensive workforce diversity data investors cannot accurately determine if the company is capturing the potential business value associated with a highly diverse workforce.

Rationale for a “Yes” Vote:

1.	Starbucks’ current diversity disclosures are insufficient
•
Starbucks’ current workforce diversity disclosures are not comprehensive in a way that allows investors to determine if the company has been successful in expanding diversity into various roles within the company.

o	Starbucks provides high level workforce data for just two job categories and aggregate data for its 250,000 employees.

1 https://www.eeoc.gov/employers/eeo1survey/faq.cfm#About
2 https://www.mckinsey.com/business-functions/organization/our-insights/why-diversity-matters

•
Starbucks’ current workforce disclosures suggest there could be an inequity in ethnic diversity within the company. 43% of employees are minorities but only 18% of the 50+ Top Leaders are minorities. By only providing high level and vague information on ‘minorities’, we are concerned the company may face even greater challenges in incorporating racial diversity within the company.

•	We agree that goals are a key strategy to driving continuous improvement, however Starbucks’ current diversity goal only applies to approximately .02% of their 250,000 employees.
•
Without comprehensive quantitative information we believe the company cannot persuasively demonstrate whether its diversity initiatives are successfully advancing people of color into varying ranks within the company. Therefore, investors cannot accurately determine if the company is capturing the potential business value associated with a highly diverse workforce.

2.	Evidence finds that greater workforce diversity may lead to better business outcomes

•
A McKinsey & Company 2018 report entitled Delivering Through Diversity found companies with highly diverse executive teams had higher returns on equity and earnings performance than those with low diversity[3].

•	According to 2017 research by Morgan Stanley, companies with higher gender diversity tend to have better fundamentals and better risk-adjusted performance[4]
•
McKinsey found that companies in the top quartile for gender or racial ethnicity are more likely to financially outperform national industry medians. Specifically, companies with greater ethnic diversity were 33% more likely to outperform those without ethnic diversity while companies in the top quartile for gender diversity were 21% more likely to outperform.[5]

•
Currently, Starbucks provides high level ethnic/minority information, categorizing employees by gender and minority status. But under EEOC rules, the company must collect information on six ethnic categories: white, black or African American, Native Hawaiian or Pacific Islander, Asian, American Indian or Alaskan Native, or two or more races.  By summarizing this data in such a vague manner, the company prevents investors from fully understanding and evaluating the company’s commitment to diversity and progress over time.

o	In order to attract, recruit, hire, promote, and retain certain groups of people the company must allocate resources to different strategies.

3https://www.mckinsey.com/~/media/McKinsey/Business%20Functions/Organization/Our%20Insights/Delivering%20through%20diversity/Delivering-through-diversity_full-report.ashx
4 https://www.morganstanley.com/ideas/gender-diversity-investment-framework
5https://www.mckinsey.com/~/media/McKinsey/Business%20Functions/Organization/Our%20Insights/Delivering%20through%20diversity/Delivering-through-diversity_full-report.ashx

o	Research from McKinsey found: “for every 10 percent increase in racial and ethnic diversity on the senior-executive team, earnings before interest and taxes (EBIT) rise 0.8 percent.”[6]
•
Due to the broad categorization of employees there is insufficient information to determine where the company should focus its efforts to achieve the greatest outcome. Additionally, the static nature of the reporting prevents stakeholders from measuring progress over time.

3.	Providing detailed workforce information may contribute positively to company culture
•	Researchers suggest that the way to reduce sexual harassment in the workplace is to hire and promote more women[7].
•
Disclosing workforce data may contribute to a culture of transparency and accountability. By promoting a gender balanced workforce Starbucks may further reduce the company’s risk of sexual harassment incidences. Studies have shown that harassment is more likely to occur to in workplaces where men hold the vast majority of management roles[8].

4.	The Proposal’s request is not cost prohibitive
•
Starbucks is required by law to submit the EEO-1 Report to the Equal Employment Opportunity Commission. The chart identifies employees according to gender and race in 10 major EEOC-defined job categories, listing numbers or percentages in each category. To satisfy the proposal Starbucks would simply need to make this chart publicly available. This means that disclosing the company’s EEO-1 chart would not be cost prohibitive. In fact, the cost should be minimal.

For all the reasons provided above we strongly urge you to VOTE “FOR” PROPOSAL #7.

Brianna Murphy
Vice President, Shareholder Advocacy
Trillium Asset Management, LLC
bmurphy@trilliuminvest.com
617-532-6662

6 http://www.mckinsey.com/business-functions/organization/our-insights/why-diversity-matters
7 https://hbr.org/2017/11/training-programs-and-reporting-systems-wont-end-sexual-harassment-promoting-more-women-will
8 https://hbr.org/2017/11/training-programs-and-reporting-systems-wont-end-sexual-harassment-promoting-more-women-will

IMPORTANT NOTICE: The cost of this communication is being borne entirely by Trillium Asset Management, LLC (“Trillium”). The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by Trillium. Proxy cards will not be accepted by Trillium. To vote your proxy, please follow the instructions on your proxy card. These written materials may be submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues. The views expressed are those of the authors and Trillium as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.